CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Offering Circular of Cardone Equity Fund V, LLC on amendment No.2 to Form 1-A of our report dated July 2, 2018, on our audit of the financial statements as of May 31, 2018 and for the period from May 4, 2018 (inception) to May 31, 2018, which report is included in this Offering Circular to be filed on or about August 24, 2018.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
August 24, 2018